

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



05048140

March 22, 2005

Dennis S. Hersch
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/22/2005

Re: Comcast Corporation
Incoming letter dated January 31, 2005

Dear Mr. Hersch:

This is in response to your letters dated January 31, 2005 and February 25, 2005 concerning the shareholder proposal submitted to Comcast by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated February 18, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel



Enclosures

cc: William B. Patterson
Director, Office of Investment
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, DC 20006

DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

212 450 4545

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

January 31, 2005

Re: ***Shareholder Proposal of the AFL-CIO Reserve Fund***
Securities Exchange Act of 1934 -- Rule 14a-8

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, Comcast Corporation (the "**Company**"), we respectfully request that the staff of the Division of Corporation Finance (the "**Staff**") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "**SEC**") if the Company omits from its proxy statement and form of proxy for its 2005 Annual Meeting of Shareholders (collectively, the "**2005 Proxy Materials**") the shareholder proposal and statements in support thereof submitted by the AFL-CIO Reserve Fund (the "**AFL-CIO**").

We have concluded that the AFL-CIO's proposal (the "**Duplicate Proposal**"), which recommends that the Company's chairman of the board be an independent director who has not previously served as an executive officer of the Company, may be omitted pursuant to Rule 14a-8(i)(11) on the grounds that it is substantially duplicative of a proposal that the Company received from Mr. Richard A. Dee (the "**Initial Proposal**") prior to receiving the AFL-CIO's proposal. The Duplicate Proposal is attached hereto as Exhibit A and the Initial Proposal is attached hereto as Exhibit B. The Company has agreed to include the Initial Proposal in its 2005 Proxy Materials.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed on this date to the AFL-CIO, informing it of the Company's intention to omit the Duplicate Proposal from the 2005 Proxy Materials. The Company presently intends to file its definitive proxy materials as soon as possible on or after April 1, 2005, but in any event no later than April 21, 2005. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before the Company will file its definitive 2005 Proxy Materials with the SEC.

Rule 14a-8(i)(11) – Exclusion of a Substantially Duplicative Proposal

Under Rule 14a-8(i)(11), a proposal may be omitted "if the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the Company's proxy materials for the same meeting." In short, the rule involves three elements: (i) substantially duplicative proposals, (ii) the order in which such proposals were received and (iii) the inclusion of the first-received proposal in the company's proxy materials. In the situation at hand, the second requirement is clearly met. The Company received the Initial Proposal on May 26, 2004. The Duplicate Proposal was not received until December 10, 2004. As stated above, the Initial Proposal will be included in the 2005 Proxy Materials. The question then is whether the proposal submitted by the AFL-CIO, together with its supporting statement, is in fact substantially duplicative of the Initial Proposal. In our opinion it is.

To assist you in evaluating that conclusion, we have included the relevant portions of the proposals below:

The Initial Proposal

"Stockholders hereby request that the Comcast Board of Directors adopt promptly a resolution requiring that the Chairman of the Board serve in that capacity only and have no management duties, titles, or responsibilities."

The Duplicate Proposal

"RESOLVED, that stockholders of Comcast Corporation ("Comcast") ask the Board of Directors to submit for shareholder approval an amendment to the Amended and Restated Articles of Incorporation (the "Charter") to require that the Chairman of the Board shall be an independent director who has not previously served as an executive officer of Comcast."

Analysis

The test for substantially duplicative proposals is whether the "core issues" to be addressed by the proposals are substantially the same even though the proposals may differ somewhat in terms or breadth. Proposals need not be identical to be excludable under Rule 14a-8(i)(11). The Staff has consistently taken the position that proposals that have the same "principal thrust" or "principal focus" may be substantially duplicative even where such proposals differ as to terms and scope. See generally, Pacific Gas & Electric Company (February 1, 1993); Verizon Communications Inc. (January 31, 2001); Freeport-McMoRan Copper & Gold, Inc. (February 22, 1999); Excel Industries, Inc. (January 26, 1999); and Pacific Enterprises (February 26, 1992).

The Duplicate Proposal and the Initial Proposal have the same principal thrust and focus and address the same core issues and principals in that the purpose of both proposals is to cause the Company to have a chairman of the board who is not a member of the Company's executive management. The proposals differ only procedurally and peripherally. They differ procedurally in implementation methodology in that the Initial Proposal requests a resolution of the board of directors and the Duplicate Proposal requests a shareholder vote on an amendment to the Company's charter. The Staff, however, has consistently concluded that even substantive differences in implementation methodology do not alter the core issues and principles that are the standard for determining substantial duplication. See, e.g., EMCOR Group Inc. (May 16, 2000) (concluding that a proposal that would have recommended a bylaw requiring the redemption of outstanding shareholder rights was substantially duplicative of an earlier received proposal that would have requested the board to redeem the rights) and Metromedia International Group, Inc. (March 27, 2001) (concluding that a proposal to amend the bylaws to permit shareholders to act by written consent and call special meetings was substantially duplicative of an earlier received proposal that requested the board to amend the registrant's certificate of incorporation to permit shareholders to take action by written consent and call special meetings).

The proposals also differ in non-core peripheral ways. For example, the Initial Proposal is broader than the Duplicate Proposal in that it seeks to prevent the chairman of the board from having any management duties, titles or responsibilities, whereas the Duplicate Proposal seeks to only prevent the chairman of the board from being an individual who has served as an executive officer. These differences are, however, less significant than differences previously found by the Staff to nonetheless justify exclusion of the later received proposal on the basis of substantial duplication under Rule 14a-8(i)(11). See, e.g., Bristol-Myers Squibb Company (February 10, 2004) (both proposals recommending that chairmen of the board not serve as chief executive officer of the registrant and one of the proposals also recommending that the chairman of the board be a generally independent director); Merck & Co., Inc. (December 29, 2004) (both proposals recommending that executive officers not serve as the chairman of the board and one of the proposals also recommending that no executive officers serve on the board in any capacity); and Sempra Energy

(January 23, 2004) (one proposal recommending that the chairman of the board be an independent director not currently serving as chief executive officer and the other proposal recommending that no executive officer of the company serve as chairman of the board).

We believe that the purposes of Rule 14a-8(i)(11) are to avoid shareholder confusion and to prevent proponents from clogging proxy materials with several versions of essentially the same proposal. In addition, Rule 14a-8(i)(11) assists management in responding to shareholder recommendations; if one of the proposals was approved by the Company's shareholders and the other proposal was rejected by shareholders, the Company would be unable to act due to the inconsistent results. In short, allowing these substantially duplicative proposals to be included in the 2005 Proxy Materials would eviscerate and frustrate the policy behind Rule 14a-8(i)(11).

For the reasons set forth above, we respectfully request that the Staff confirm that it will not recommend any enforcement action to the SEC if the Company omits the Duplicate Proposal from its 2005 Proxy Materials. If practicable, we would very much appreciate a response from the Staff on this request prior to April 1, 2005 in order to permit the Company's shareholders as much time as possible to read and evaluate the 2005 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (212) 450-4545, or Arthur Block, the Company's Senior Vice President, General Counsel and Secretary, at (215) 981-7564, if we may be of any further assistance in this matter.

Very truly yours,



Dennis S. Hersch

cc: William B. Patterson
Brandon Rees
AFL-CIO Reserve Fund

Arthur R. Block
Comcast Corporation

Erin C. Ross
Davis Polk & Wardwell

EXHIBIT A

RESOLVED, that stockholders of Comcast Corporation ("Comcast") ask the Board of Directors to submit for shareholder approval an amendment to the Amended and Restated Articles of Incorporation (the "Charter") to require that the Chairman of the Board shall be an independent director who has not previously served as an executive officer of Comcast.

This proposed Charter amendment should be designed so as not to violate any contractual obligation. The amendment should also specify (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders, and (b) that compliance with the amendment is excused if no independent director is available and willing to serve as chairman.

SUPPORTING STATEMENT

Comcast's Charter specifically names Comcast CEO Brian Roberts as Chairman of the Board if he is willing and available to serve. The Charter further provides that while Mr. Roberts is the Chairman, 75 percent of the Board is required to vote to remove him prior to the 2010 annual shareholders meeting. We believe these unusual features of Comcast's Charter serve to entrench management and are inappropriate for a large, publicly-traded corporation like Comcast.

It is difficult to overstate the importance of the board of directors in our system of corporate accountability. As the Conference Board Commission on Public Trust and Private Enterprise stated, "The ultimate responsibility for good corporate governance rests with the board of directors. Only a strong, diligent and independent board of directors that understands the key issues, provides wise counsel and asks management the tough questions is capable of ensuring that the interests of shareowners as well as other constituencies are being properly served."

The responsibilities of a company's board of directors include reviewing and approving management's strategic and business plans; approving material transactions; assessing corporate performance; and selecting, evaluating, compensating and, if necessary, replacing the CEO (Report of the NACD Blue Ribbon Commission on Director Professionalism). Although the board and senior management may work together to develop long-range plans and relate to key constituencies, we believe the board's responsibilities may sometimes bring it into conflict with the CEO.

In our opinion, when a CEO serves as board chairman, this arrangement may hinder the board's ability to monitor the CEO's performance. As Intel chairman Andrew Grove put it, "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?

We urge stockholders to promote independent board leadership and vote for this proposal.

EXHIBIT B

"Stockholders hereby request that the Comcast Board of Directors adopt promptly a resolution requiring that the Chairman of the Board serve in that capacity only and have no management duties, titles, or responsibilities.

"When a person acts, for example, both as a corporation's Chairman and its CEO, a vital separation of power and responsibility is eliminated – and the owners of the corporation, its stockholders, are deprived not only of crucial protection against conflicts of interest, they are deprived of a clear and direct channel of communication with the corporation.

"What stockholder-damaging conflicts of interest can be more serious than those that so often occur when overseers are allowed to oversee and supervise themselves? When a corporation's Chairman is also its CEO, such conflicts can and do happen.

"It is well to remember that at Enron, WorldCom, Tyco, and other legends of mismanagement and/or corruption, the Chairmen also served as CEO's. And their dual roles helped those individuals to achieve virtually total control of the companies.

"Clearly, when a Chairman runs a company, the information received by directors and others may or may not be accurate. If a CEO wants to cover up corporate improprieties, how difficult is it to convince subordinates to go along? If they disagree, with whom do they lodge complaints? The Chairman?

"As banker, investment banker, and a concerned and outspoken investor, my experience with corporate Chairman, Presidents, CEO's, CFO's, counsels, and directors has been very considerable. And I do not come lately to Corporate Governance. The term was new in 1979 when I originated and sponsored the first such proposal ever voted upon – at 3M Company, calling upon it to reconstitute its board so that a majority would be non-management Outside Directors.

"Few individual stockholders know enough about companies to question their activities, and institutional investors, many of whom know just as little, are too busy currying favor with managements to have the guts to question them – and thereby risk loss of access to the very profitable "Inside Information Superhighway". That combination of stockholders has proven a recipe for disaster.

"Stockholders must continue to expect the unexpected unless and until they help cause company boards to be composed of substantial majorities of independent and objective outside directors who are particularly well-qualified to serve their interests – <u>and</u> until those directors select as chairmen those who are similarly independent of managements.

"While individual stockholders are responsible only to themselves, institutional stockholders are responsible to millions of investors. All too often they have betrayed not only their moral obligations, but their duties as fiduciaries.

"Efforts to improve Corporate Governance have been embodied increasingly in stockholder proposals such as this – which have been opposed almost universally by institutional stockholders. It is time for those whose financial futures are in the hands of money managers to inform those fiduciaries that they expect them to recognize their duties and to fulfil their legal obligations. There is no other priority. Voting in favor of this proposal will help.

"Please vote FOR this proposal."

* * * * * *


AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

February 18, 2005

VIA UPS Next Day Air

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Request by Comcast Corporation to omit shareholder proposal submitted by AFL-CIO Reserve Fund

Dear Sir/Madam:

I. Introduction

This letter is submitted in response to the claim of Comcast Corporation ("Comcast" or the "Company") by letter dated January 31, 2005, that it may exclude the shareholder proposal of the AFL-CIO Reserve Fund (the "AFL-CIO Proposal" or "Independent Chair Proposal") from its 2005 proxy materials. The Proposal asks:

> the Board of Directors to submit for shareholder approval an amendment to the Amended and Restated Articles of Incorporation (the "Charter") to require that the Chairman of the Board shall be an independent director who has not previously served as an executive officer of Comcast.
>
> This proposed Charter amendment should be designed so as not to violate any contractual obligation. The amendment should also specify (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders, and (b) that compliance with the amendment is excused if no independent director is available and willing to serve as chairman.



Comcast argues that the Proposal is excludable under Rule 14a-8(i)(11) because it substantially duplicates another proposal submitted to the Company by Richard Dee (the "Dee Proposal" or "Non-managerial Chair Proposal"). In relying on this exclusion, the Company has ignored the major differences between the core issues of the Proposals and failed to explain why, despite these disparities, they are substantially the same.

II. The AFL-CIO Proposal Differs Widely from the Non-managerial Chair Proposal

Under Rule 14a-8(g), "the burden is on the company to demonstrate that it is entitled to exclude a proposal." We submit that Comcast has failed to meet this burden because the AFL-CIO Proposal substantially differs from the Dee Proposal because it seeks a charter amendment, it provides for a contingency should the Chairman cease to be independent, and it provides for a more stringent definition of an independent chairman. The Dee Proposal calls for a non-managerial Chair, thereby allowing service by former Comcast executives, conflicted directors with related party transactions, and current Company investment bankers, outside attorneys or consultants. In stark contrast, the AFL-CIO Proposal provides for none of the scenarios outlined above, which would prove completely unacceptable in attaining the goal of independent board leadership.

A. Unlike the Dee Proposal, the AFL-CIO Proposal's Principal Thrust and Focus Seeks Execution Through the Only Available Means at Comcast: Amendment of the Company Charter

In laying out the standard used by the Staff, Comcast references the same language used in *Bristol-Myers Squibb Company* (publicly available February 11, 2004), where the company observed that the "Staff has consistently taken the position that proposals that have the same 'principal thrust' or 'principal focus' may be 'substantially duplicative' even where such proposals differ as to terms and scope." One important difference in the principal thrust and focus of the AFL-CIO Proposal is that it seeks adoption of an independent Board Chair through a shareholder-approved amendment to Comcast's Amended and Restated Articles of Incorporation (the "Charter"). Under the terms of the Company's Charter and Section 109 of the Delaware General Corporation Law ("GCL"), the proposed action could be effected only through a Charter amendment. Pursuant to Section 242(b)(2) of the GCL, any amendment to the Charter must be initiated by the Board of Directors before being presented for shareholder approval.

Comcast's Charter is unique in personally naming CEO Brian Roberts as Chairman of the Board if he is willing and available to serve. The AFL-CIO Proposal squarely addresses this distinctive feature by providing for a process whereby shareholders may ratify an amendment to the Company Charter to require that the Chairman shall be an independent director. By contrast, the Dee Proposal ignores this fundamental, Company specific tenet and instead requests the adoption of a resolution by Comcast's Board of Directors in violation of Delaware law. In essence, the Dee Proposal asks the Board to adopt a policy that would be illegal under Delaware law, whereas the AFL-CIO Proposal urges the Board to submit for shareholder approval a Charter amendment.

B. Unlike the Dee Proposal, the Independent Chair Proposal Provides For a Remedy Should the Current Chairman Cease to be Independent or Should No Independent Director be Willing and Available to Serve

It is noteworthy that in the Company's comparison of the Proposals within their no-action request they omit the full second paragraph of the AFL-CIO Proposal. This paragraph contains another crucial distinction between the two Proposals, a difference that renders one within the Board's power to implement and the other without a curing mechanism.

The AFL-CIO Proposal states that the amendment should also specify "(a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders, and (b) that compliance with the amendment is excused if no independent director is available and willing to serve as chairman." The Dee Proposal makes no provision for the above contingencies.

The Staff underscored the fundamental importance of a curing mechanism within an independent Board Chair proposal in *Cintas Corporation* (publicly available August 27, 2004) in ruling that its absence is significant enough to allow for exclusion of the proposal. The curing mechanism within the AFL-CIO Proposal substantially differentiates it from the Dee Proposal. In past 14a-8 no-action letters, the SEC Staff has not permitted shareholders to revise their proposals to add this remedying language on the basis that this additional language would result in a substantively different shareholder resolution (see *Cintas Corporation,* August 27, 2004). For this reason, the SEC Staff's own past practice recognizes the Dee Proposal and the AFL-CIO Proposal are substantively different shareholder resolutions.

C. The Widespread Discrepancy Between the Proposal's Independence Definitions Points to Another Important Difference

Another important distinction between the Proposals is their widely varying requirement for what constitutes an independent board chair. Under the AFL-CIO Proposal, the Chairman of the Board "shall be an independent director who has not previously served as an executive officer of Comcast." Separately, the Dee Proposal provides that "the Chairman of the Board serve in that capacity only and have no management duties, titles, or responsibilities." Each Proposal differs widely on the core issue of what qualifications and background a Chairman must possess. In calling for a non-managerial chairman, the Dee Proposal would allow service by an outside Comcast consultant, investment banker or lawyer, as well as a conflicted director with related party transactions. Under the AFL Proposal, the independent chair will not be encumbered by these conflicts.

Under the Dee Proposal, a former Comcast executive can continue to serve as Board Chairman despite his or her past affiliation with the Company. In stark contrast, the AFL-CIO Proposal would bar former executives from serving as Board Chair. This difference in definition has been material to Comcast. In 2002, Comcast Holdings

Corporation and AT&T Broadband merged to form AT&T Comcast, now known as Comcast Corporation. Prior to Comcast CEO Brian Roberts becoming Chairman, the Comcast Board was chaired by Michael Armstrong, the former CEO of Comcast's predecessor company AT&T Broadband. Under the Dee Proposal, Mr. Armstrong could have continued to serve as Non-Executive Chairman. In contrast, the AFL-CIO Proposal would have precluded Mr. Armstrong from serving as Board Chair based on his previous service as an executive officer of the Company's predecessor.

III. Conclusion

Important differences exist between the Proposals which undermine Comcast's argument that they are substantially duplicative. Without any discussion of the contingency provisions of the AFL-CIO Proposal, Comcast contends that the proposals "have the same principal thrust and focus and address the same core issues and principals..." This characterization is manifestly incorrect, especially given the Staff's past finding that proposal's without necessary curing mechanisms do not qualify for a company's proxy. The principal thrust and focus of the Dee Proposal seeks a non-managerial chair and contemplates an illegal Board policy, while the core issue of the AFL-CIO Proposal seeks an independent chairman through a process which addresses Comcast's unique Charter provision and which also provides for a remedying process should a chairman's independence be compromised.

We submit that Comcast has failed to meet its burden of demonstrating "that it is entitled" to exclude the Proposal from its proxy materials (See Rule 14a-8 (g)). The request for a no-action letter should be denied.

If you have any questions or need additional information, please do not hesitate to call me at (202) 637-5379. I have enclosed six copies of this letter for the staff, and am sending copies to counsel for the Company.

Very truly yours,



Daniel F. Pedrotty
Financial Initiatives Counsel

cc: Arthur Block, Comcast Corporation
Dennis S. Hersch, Davis Polk & Wardwell
Erin C. Ross, Davis Polk & Wardwell

DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

212 450 4545

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

February 25, 2005

Re: ***Shareholder Proposal of the AFL-CIO Reserve Fund***
Securities Exchange Act of 1934 -- Rule 14a-8

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, Comcast Corporation ("**Comcast**"), we are responding to the letter dated February 18, 2005 from the AFL-CIO Reserve Fund (the "**Fund**") relating to our no-action letter request submitted on behalf of Comcast on January 31, 2005.

As stated in our no-action request, we believe that the Fund's proposal requesting that Comcast's Board of Directors submit for shareholder approval an amendment to Comcast's articles of incorporation to require that the Chairman of the Board be an independent director who has not previously served as an executive officer of Comcast may be omitted from Comcast's proxy materials under Rule 14a-8(i)(11) on the grounds that it is substantially duplicative of an earlier received proposal from Mr. Richard A. Dee. Mr. Dee's earlier received proposal is referred to in this letter as the "**Initial Proposal**".

In its February 18, 2005 letter, the Fund advanced the following three arguments in support of its position that its proposal should not be excluded on the basis of Rule 14a-8(i)(11):

i. the Fund's proposal would be implemented by means of a shareholder approved charter amendment, while the Initial Proposal would be carried out through a resolution of Comcast's Board of Directors;

ii. the Fund's proposal provides for a remedy if the current Chairman of the Board ceases to be independent or should no independent director be willing and available to serve; and

iii. the Fund's definition of independence differs from that of the Initial Proposal.

The foregoing arguments do not alter our view that the Fund's proposal may be properly excluded from Comcast's proxy materials on the basis of Rule 14a-8(i)(11). To assist you in evaluating our conclusions, we have addressed each of the Fund's arguments in turn.

i. ***The Fund's proposal would be implemented by means of a shareholder approved charter amendment, while the Initial Proposal would be carried out through a resolution of Comcast's Board of Directors***

In suggesting that its proposal is not substantially duplicative of the Initial Proposal, the Fund incorrectly argues that: *"under the terms of the Company's Charter and Section 109 of the Delaware General Corporation Law ("GCL"), the proposed action could be effected only through a Charter amendment. Pursuant to Section 242(b)(2) of the GCL, any amendment to the Charter must be initiated by the Board of Directors before being presented for shareholder approval."*

The Fund's argument is flawed for the following reasons: (i) Comcast is a Pennsylvania corporation rather than a Delaware corporation; (ii) Article Sixth, Section (D)(1)(d) of Comcast's restated articles of incorporation provides that Mr. Roberts, Comcast's CEO, may be removed from the position of Chairman of the Board upon the affirmative vote of at least 75% of the entire Board of Directors; and (iii) in accordance with Section 1914 of the Pennsylvania Business Corporation Law, if Comcast's shareholders were to approve the Initial Proposal and the Board were to adopt a resolution removing Mr. Roberts as Chairman as provided in clause (ii), Comcast's articles of incorporation could be amended to remove all inoperative provisions related to Mr. Roberts' service to Comcast as Chairman of the Board without a shareholder vote. Because both the Initial Proposal and the Fund's proposal could be lawfully implemented, there is no basis for distinguishing the Initial Proposal from the proposal submitted by the Fund.

ii. ***The Fund's proposal provides for a remedy if the current Chairman of the Board ceases to be independent or should no independent director be willing and available to serve***

The second argument advanced by the Fund is that the Fund's proposal differs from the Initial Proposal because only the Fund's proposal provides for a remedy to select a new independent chairman if a current chairman ceases to be independent and only the Fund's proposal excuses compliance with its proposed charter amendment if no independent director is available and willing to serve as chairman.[1] In support of its position, the Fund cites Cintas Corporation (August 27, 2004) in which the Staff granted Cintas relief to exclude the AFL-CIO Relief Fund's proposal on the basis of Rule 14a-8(i)(6) because the Staff agreed that it was not within the power of Cintas' board of directors to implement a proposal that would ensure that Cintas' chairman retains his or her independence at all times and the Fund's proposal in that case did not provide Cintas' board with an opportunity to cure a violation of the independence policy in the event that the chairman failed to remain independent.

[1] Note that while the Fund asserts that its proposal provides for a remedy should a current chairman cease to be independent, in fact the Fund's proposal only requests that Comcast develop and specify a method of selecting a new independent chairman.

The Initial Proposal, however, differs from the Fund's proposal in Cintas in that it would only require that Comcast's Board of Directors ensure that the individual that the Board elected to serve as Chairman not also serve in a management capacity. Since management appointments are within the Board's discretion, unlike other factors that may impact the determination of a director's independence, the Board would have the ability to maintain the non-management status of the Chairman and a cure mechanism would not be required. The lack of a cure mechanism in the Initial Proposal therefore does not differentiate the Fund's proposal from the Initial Proposal. Furthermore, Comcast's articles of incorporation contain a built in remedy for the Initial Proposal in that they require Comcast to at all times have a majority of "Independent Persons"[2] serving as directors. Therefore, if the Initial Proposal was adopted by Comcast's Board of Directors and a non-management Chairman of the Board was subsequently appointed to a management position, the Board would have a significant number of non-management directors from which to fill the position of Chairman. If no existing non-management director was willing and available to serve as Chairman, Comcast's Board of Directors would have the authority under Comcast's bylaws to appoint a new non-management director to fill the position of Chairman of the Board.

Finally, as we stated previously, the Staff has consistently concluded that even substantive differences in implementation methodology do not alter the core issues and principles that are the standard for determining substantial duplication. See, e.g., EMCOR Group Inc. (May 16, 2000) and Metromedia International Group, Inc. (March 27, 2001). Therefore, the fact that the Fund's proposal contains additional detail as to a method of selecting a new chairman and excuses compliance does not undermine our view that the Fund's proposal should be excluded on the grounds that it is substantially duplicative of the Initial Proposal.

iii. The Fund's definition of independence differs from that of the Initial Proposal

In its last argument, the Fund claims that its proposal is not substantially duplicative of the Initial Proposal because its definition of independence is different from the definition used in the Initial Proposal. In support of this view, the Fund contends that contrary to the Fund's proposal, the Initial Proposal *"would allow service by an outside Comcast consultant, investment banker or lawyer, as well as a conflicted director with related party transactions."* The broad definition of independence that the Fund's February 18, 2005 letter suggests, however, is not at all clearly conveyed in the proposal or supporting statement. Not once is the term "independent" defined in the Fund's proposal, other than to state that the chairman shall not have previously served as an executive officer of Comcast. Nor is any reference made in the Fund's proposal or its supporting statement to the Fund's newly raised concerns about directors being involved in related party transactions or serving as consultants, investment bankers or lawyers for

[2] An "Independent Person" under Comcast's Restated Articles of Incorporation is an individual who is deemed an independent director under the rules of the NASD. See Article Sixth, Section (A)(14) of Comcast's Restated Articles of Incorporation and the NASD rules referenced therein. Note that under Comcast's Restated Articles of Incorporation and NASD Marketplace Rule 4200(a)(15), a director who is, or at any time during the past three years was, employed by Comcast or by any parent or subsidiary of Comcast would not be deemed an "Independent Person".

Comcast. In fact, as with the supporting statement in the Initial Proposal, the Fund's supporting statement primarily focuses on the fact that Comcast's CEO currently also serves as Chairman of the Board. To Comcast's shareholders who would only receive the Fund's proposal and supporting statement without the further clarification provided by the Fund in its February 18, 2005 letter, the distinction between the Fund's proposal and the Initial Proposal will not be apparent; rather Comcast's shareholders will likely view the two proposals as addressing the same core issue – separating the positions of Chairman and CEO.

Even if one were to accept the Fund's newly asserted broader definition of independence, or its suggestion that excluding former executive officers from the definition of "independent director" differentiates its proposal, the Staff has consistently taken the position that in determining whether to exclude a proposal on the grounds that it is substantially duplicative of an earlier submitted proposal, the focus should be on the "principal thrust" and common objective of the proposals rather than whether they address exactly the same group of individuals. See Pacific Gas & Electric Co. (February 1, 1993) (proposal that total compensation of the CEO be tied to the company's performance substantially duplicative of proposals that the non-salary compensation of management be tied to performance indicators and that a ceiling be placed on the future total compensation of the company's directors and officers); Verizon Communications Inc. (February 2, 2005) (proposal that the Board amend the bylaws to require that the chairman of the board be an independent director who has not previously served as an officer of the company substantially duplicative of a proposal that the chairman of the board be an independent director as defined by the rules of the NYSE)[3]; and Masco Corporation (March 27, 1992) (two proposals requesting that the board adopt bylaw amendments requiring that the board consist of a majority of independent directors substantially duplicative despite the fact that one proposal excluded from the definition of "independent" any director who had any business relationship that would be required to be disclosed under Regulation S-K and the other proposal excluded individuals from the definition of "independent" for associations such individuals had with companies or firms affiliated with the company).

Despite the newly advanced arguments submitted by the Fund in its February 18, 2005 letter, the content and framing of the Initial Proposal, the Fund's proposal and the related supporting statements submitted for inclusion in Comcast's proxy materials share the same common objective: to require Comcast to separate the positions of Chairman of the Board and CEO. That the Fund's proposal may contain a slightly different definition of "independent" therefore, is not a sufficient basis upon which to claim that the Fund's proposal is not substantially duplicative of the Initial Proposal.

For the reasons set forth in this and our previous letter, we therefore respectfully request that the Staff confirm that it will not recommend any enforcement action to the Securities and Exchange Commission if Comcast omits the Fund's proposal from its proxy materials for its 2005 Annual Meeting of Shareholders on the basis of Rule 14a-8(i)(11).

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[3] Note that in Verizon, the Staff permitted Verizon to omit the proposal containing the arguably broader definition of independence (*i.e.* the definition that also prohibited all former officers from being deemed independent regardless of the length of any such officer's post-retirement "cooling-off" period).

As we requested previously, we would very much appreciate a response from the Staff on this request prior to April 1, 2005 in order to permit Comcast's shareholders as much time as possible to receive, read and evaluate Comcast's proxy materials.

Should you disagree with any of the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (212) 450-4545, or Arthur Block, Comcast's Senior Vice President, General Counsel and Secretary, at (215) 981-7564, if we may be of any further assistance in this matter.

Very truly yours,



Dennis S. Hersch

cc: Daniel F. Pedrotty
William B. Patterson
Brandon Rees
AFL-CIO Reserve Fund

Arthur R. Block
Comcast Corporation

Erin C. Ross
Davis Polk & Wardwell

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 22, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Comcast Corporation
Incoming letter dated January 31, 2005

The proposal asks that the board submit for shareholder approval an amendment to Comcast's articles of incorporation that would require that the chairman be an independent director who has not previously served as an executive officer of Comcast.

There appears to be some basis for your view that Comcast may exclude the proposal under rule 14a-8(i)(11), as substantially duplicative of a previously submitted proposal that will be included in Comcast's 2005 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Comcast omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,



Robyn Manos
Special Counsel